                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1993


                                     OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________


     Commission file number:  1-8247


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          MANVILLE HOURLY EMPLOYEES THRIFT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Manville Corporation
          717 17th Street
          Denver, Colorado  80202

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 27, 1994           MANVILLE HOURLY EMPLOYEES THRIFT PLAN



                         /s/ ANN J. HENLEY
                         ----------------------------------------
                         Name


                         Director, Benefits
                         ----------------------------------------
                         Title

                               MANVILLE HOURLY
                            EMPLOYEES THRIFT PLAN
                            ---------------------



                   REPORT ON AUDIT OF FINANCIAL STATEMENTS

      as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993

                               MANVILLE HOURLY
                            EMPLOYEES THRIFT PLAN
                        INDEX TO FINANCIAL STATEMENTS
                            ---------------------

                                                                         Pages
                                                                         -----
Report of Independent Accountants                                          5

Financial Statements:

   Statements of Net Assets Available for Benefits with
      Fund Information at December 31, 1993 and 1992                     6 - 7

   Statements of Changes in Net Assets Available for
      Benefits with Fund Information for each of the three years
      in the period ended December 31, 1993                              8 - 10

   Notes to Financial Statements                                        11 - 17

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Compensation Committee
 of the Board of Directors of
 Manville Corporation:


We have audited the accompanying statements of net assets available for benefits of the Manville Hourly Employees Thrift Plan as of December 31, 1993 and 1992 and the statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Manville Hourly Employees Thrift Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND


Denver, Colorado
June 13, 1994

                               MANVILLE HOURLY
                            EMPLOYEES THRIFT PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                         December 31, 1993 and 1992

                                      U.S.                  IDS         IDS                   IDS        RVW
                                   Government    IDS        New      Blue Chip    Asset      Trust      Common
                                   Securities    Stock   Dimensions  Advantage  Allocation   Income      Stock   Loan      Combined
          1993                        Fund       Fund       Fund       Fund        Fund      Fund II     Fund   Account     Total
          ----                     ----------  --------  ----------  ---------  ----------  ----------  ------  --------  ----------
         ASSETS
Investments (Notes 3 and 4):
  Commingled funds, at market
   value:
    U.S. Government Securities
       (approximates cost)           $641,575                                                                             $  641,575

    IDS Stock (cost $528,211)                  $520,110                                                                      520,110

    IDS New Dimensions (cost
       $713,274)                                           $746,024                                                          746,024
    IDS Blue Chip Advantage
       (cost $301,879)                                                $304,326                                               304,326

    Asset Allocation (cost
     $446,697)                                                                    $453,010                                   453,010

    Income (cost $989,966)                                                                  $  988,922                       988,922


  RVW Common Stock (cost $6,783)                                                                        $8,092                 8,092


  Loans to Plan members, at cost
    (approximates market)                                                                                       $141,651     141,651


Due from associated funds                 634       543       1,584        344         956       1,921                         5,982


Contributions receivable:
    Plan members                       24,054    21,693      39,100     17,879      18,225      34,319                       155,270

    Company                             3,258     2,668       3,965      1,994       2,369       4,915                        19,169


Cash and accrued income
 receivable (Note 3)                    1,474                                          173                  71                 1,718
                                     --------  --------    --------   -------   ----------  ----------  ------  --------  ----------

    Total assets                      670,995   545,014     790,673    324,543     474,733   1,030,077   8,163   141,651   3,985,849

       LIABILITIES

Payable to associated funds                                                                                        5,982       5,982

Payable to trustee                                                                                 430                           430
                                                                                            ----------          --------  ----------

     Total liabilities                                                                             430             5,982       6,412

                                     --------  --------    --------   -------   ----------  ----------  ------  --------  ----------

Net assets available for benefits    $670,995  $545,014    $790,673   $324,543    $474,733  $1,029,647  $8,163  $135,669  $3,979,437
                                     ========  ========  ==========  =========  ==========  ==========  ======  ========  ==========

   The accompanying notes are an integral part of these financial statements.

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1993 and 1992

                                     U.S.                  IDS         IDS                    IDS        RVW
                                  Government    IDS        New      Blue Chip    Asset       Trust     Common
                                  Securities   Stock    Dimensions  Advantage  Allocation    Income     Stock     Loan     Combined
           1992                      Fund       Fund       Fund       Fund        Fund      Fund II     Fund    Account     Total
           ----                   ----------  --------  ----------  ---------  ----------  ----------  -------  --------  ----------

          ASSETS
Investments (Notes 3 and 4):
  Commingled funds, at market
   value:
    U.S. Government Securities
       (approximates cost)        $1,717,582                                                                              $1,717,582
    IDS Stock (cost $655,071)                 $627,626                                                                       627,626
    IDS New Dimensions                                   $692,224                                                            692,224
       (cost $677,865)
    IDS Blue Chip Advantage
       (cost $314,141)                                               $315,633                                                315,633
    Asset Allocation (cost
     $479,786)                                                                   $494,072                                    494,072
    Income (cost $1,645,845)                                                               $1,645,581                      1,645,581

  RVW Common Stock (cost
    $27,253)                                                                                           $26,504                26,504

  Loans to Plan members, at cost
    (approximates market)                                                                                       $198,869     198,869

Due from associated funds              1,284       401         470        257         547       1,165                          4,124

Contributions receivable:
    Plan members                      21,869    17,115      28,166     13,097      17,007      32,103                        129,357
    Company                            3,002     2,186       2,587      1,307       2,226       4,625                         15,933

Cash and accrued income
 receivable (Note 3)                   4,062                                          173                   71                 4,306
                                  ----------  --------    --------   --------  ----------  ----------  -------  --------  ----------

    Total assets                   1,747,799   647,328     723,447    330,294     514,025   1,683,474   26,575   198,869   5,871,811

        LIABILITIES

Withdrawals and forfeitures
 payable                                  66                                                                                      66

Payable to associated funds                                                                                        4,124       4,124
                                  ----------                                                                    --------  ----------

      Total liabilities                   66                                                                       4,124       4,190
                                  ----------  --------  ----------  ---------  ----------  ----------  -------  --------  ----------
Net assets available for
 benefits                         $1,747,733  $647,328    $723,447   $330,294    $514,025  $1,683,474  $26,575  $194,745  $5,867,621
                                  ==========  ========  ==========  =========  ==========  ==========  =======  ========  ==========

   The accompanying notes are an integral part of these financial statements.

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
       For each of the Three Years in the Period Ended December 31, 1993

                             U.S.                      IDS         IDS                       IDS        RVW
                          Government      IDS          New      Blue Chip      Asset        Trust      Common
                          Securities     Stock     Dimensions   Advantage   Allocation     Income      Stock     Loan       Combined
          1993               Fund        Fund        Fund         Fund        Fund        Fund II      Fund    Account       Total
          ----            -----------    -----     ----------   ---------   ----------    -------     ------   -------     ---------

Investment Income:
  Interest income        $    14,301                                                     $   48,861            $  7,665  $   70,827
  Dividend income                      $  56,668    $  35,872   $  21,774     $ 27,106                                      141,420
  Net appreciation
   (depreciation)
    in fair value of
    investments
    (Note 3)                               3,693       30,436       2,485        1,144          (46)  $ 1,462                39,174
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Total investment income       14,301      60,361       66,308      24,259       28,250       48,815     1,462     7,665     251,421
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Contributions (Note 5):
  By Plan members            246,128     202,543      367,008     163,934      184,773      347,321                       1,511,707
  By the Company              31,861      24,307       36,169      17,423       23,109       49,147                         182,016
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------
                             277,989     226,850      403,177     181,357      207,882      396,468                       1,693,723
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Transfers into fund from
  associated funds            84,030      72,468      116,162      19,669       26,548       77,355             112,181     508,413
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Transfers out of fund to
  associated funds          (105,122)    (77,857)     (81,132)    (23,363)     (47,659)    (120,055)   (1,087)  (52,138)   (508,413)
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Transfer to successor
 trustee (Note 2)         (1,335,155)   (379,050)    (427,272)   (207,199)    (249,739)  (1,033,310)  (18,550) (122,362) (3,772,637)
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Withdrawals and
 forfeitures (Note 6)        (12,781)     (5,086)     (10,017)       (474)      (4,574)     (23,100)     (237)   (4,422)    (60,691)
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

Net (decrease) increase   (1,076,738)   (102,314)      67,226      (5,751)     (39,292)    (653,827)  (18,412)  (59,076) (1,888,184)

Net assets available for
 benefits:

   Beginning of year       1,747,733     647,328      723,447     330,294      514,025    1,683,474    26,575   194,745   5,867,621
                         -----------   ---------    ---------    --------     --------   ----------   -------  --------  ----------

   End of year           $   670,995   $ 545,014    $ 790,673    $324,543     $474,733   $1,029,647   $ 8,163  $135,669  $3,979,437
                         ===========   =========    =========    ========     ========   ==========   =======  ========  ==========

   The accompanying notes are an integral part of these financial statements.

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
       For each of the Three Years in the Period Ended December 31, 1993

                            U.S.                      IDS         IDS                       IDS        RVW
                         Government      IDS          New      Blue Chip      Asset        Trust      Common
                         Securities     Stock     Dimensions   Advantage   Allocation     Income      Stock      Loan      Combined
           1992             Fund         Fund        Fund         Fund        Fund        Fund II      Fund     Account      Total
           ----          -----------  ----------  -----------  ----------  -----------  -----------  --------  ---------  ----------



Investment Income:
  Interest income        $   30,225   $     139                                         $   75,585             $  5,364   $  111,313
  Dividend income                        63,827    $  39,265    $ 14,677     $ 22,263                                        140,032
  Net appreciation
   (depreciation)
   in fair value of
   investments
   (Note 3)                             (28,203)      17,463       2,035       11,776                $  (866)                  2,205
                         ----------   ---------    ---------    --------     --------   ----------   --------  --------   ----------
Total investment income
 (loss)                      30,225      35,763       56,728      16,712       34,039       75,585      (866)     5,364      253,550
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------

Contributions (Note 5):
  By Plan members           487,310     324,196      543,613     280,855      260,482      706,647                         2,603,103
  By the Company             92,243      57,422       91,230      49,328       43,050      134,942                           468,215
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------
                            579,553     381,618      634,843     330,183      303,532      841,589                         3,071,318
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------

Plan to plan transfers in   792,467                                                                                          792,467
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------

Transfers into fund from
  associated funds           68,554      71,744      319,546      25,388       48,985      336,435    35,986    224,869    1,131,507
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------
Transfers out of fund to
  associated funds         (208,772)   (111,605)    (275,152)    (34,483)     (74,548)    (365,300)   (7,923)   (53,724) (1,131,507)
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------
Withdrawals and
 forfeitures (Note 6)       (39,640)    (14,025)     (12,518)     (7,506)      (5,282)     (45,836)     (622)              (125,429)
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------

Net increase              1,222,387     363,495      723,447     330,294      306,726      842,473    26,575    176,509    3,991,906
Net assets available for
 benefits:

   Beginning of year        525,346     283,833                               207,299      841,001               18,236    1,875,715
                         ----------   ---------    ---------    --------     --------   ----------   -------   --------   ----------

   End of year           $1,747,733   $ 647,328    $ 723,447    $330,294     $514,025   $1,683,474   $26,575   $194,745  $ 5,867,621
                         ==========   =========    =========    ========     ========   ==========   =======   ========  ===========

   The accompanying notes are an integral part of these financial statements.

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
       For each of the Three Years in the Period Ended December 31, 1993



                                          Money                           Asset
                                          Market         Equity        Allocation  Income        Loan           Combined
           1991                            Fund           Fund            Fund      Fund        Account          Total
           ----                           ------         ------        ----------   -----       -------         --------

Investment Income:
   Interest income                        $ 15,233       $     49                   $ 32,623    $   112         $   48,017
   Dividend income                                                     $  4,315                                      4,315
   Net appreciation in fair value
      of investments (Note 3)                              33,512        19,105                                     52,617
                                          --------       --------      --------     --------    -------         ----------

Total investment income                     15,233         33,561        23,420       32,623        112            104,949
                                          --------       --------      --------     --------    -------         ----------

Contributions (Note 5):
   By Plan members                         398,519        169,225       145,330      622,459                     1,335,533
   By the Company                           80,441         32,457        26,588      122,438                       261,924
                                          --------       --------      --------     --------    -------         ----------

                                           478,960        201,682       171,918      744,897                     1,597,457
                                          --------       --------      --------     --------    -------         ----------

Transfers into fund from
   associated funds                          3,304         53,054         8,188       25,006     20,191            109,743
                                          --------       --------      --------     --------    -------         ----------

Transfers out of fund to
   associated funds                        (30,008)       (25,190)      (23,281)     (29,197)    (2,067)          (109,743)
                                          --------       --------      --------     --------    -------         ----------

Withdrawals and forfeitures (Note 6)        (6,175)        (4,308)       (1,991)     (10,353)                      (22,827)
                                          --------       --------      --------     --------    -------         ----------

Administrative expenses                                      (272)                                                    (272)
                                          --------       --------      --------     --------    -------         ----------

Net increase                               461,314        258,527       178,254      762,976     18,236          1,679,307

Net assets available for benefits:

   Beginning of year                        64,032         25,306        29,045       78,025                       196,408
                                          --------       --------      --------     --------    -------         ----------

   End of year                            $525,346       $283,833      $207,299     $841,001    $18,236         $1,875,715
                                          ========       ========      ========     ========    =======         ==========

   The accompanying notes are an integral part of these financial statements.


                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------

1. Plan Description:
   ----------------

   The Manville Hourly Employees Thrift Plan (the "Plan"), sponsored by Manville Corporation (the "Company"), provides eligible hourly employees a convenient means for regular and systematic savings with several investment options. The Plan was offered as part of collective bargaining agreements between unions and the Company. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. These funds, beginning in 1992, consist of the IDS Trust Collective U.S. Government Securities Fund ("U.S. Government Securities Fund") (formerly the Money Market Fund), IDS Stock Fund, Inc. (formerly the Equity Fund), IDS New Dimensions Fund, Inc., IDS Blue Chip Advantage Fund, Asset Allocation Fund (managed by the Boston Company, Inc.) and IDS Trust Income Fund II (formerly the Income Fund). IDS Trust, the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Manville Corporation Employee Handbook.

   In June 1992, Riverwood International Corporation ("Riverwood") a subsidiary of the Company, completed an initial public offering of 12.1 million shares of common stock. In connection with this offering, units in a stock pool ("RVW Common Stock Fund") containing shares of this stock became available as a Plan investment option. This pool was initially comprised of approximately 90% stock and 10% cash, although this allocation could vary in the future. Plan participants could allocate up to 25% of their Plan account balances to investment in this pool. Additional purchase of Riverwood stock is not being offered by the Plan at this time. Investment in the Riverwood stock pool is being held in the RVW Common Stock Fund.

   The loan account holds loans made to eligible participants out of their vested account balances. Principal and interest payments are reinvested in the participant's investment funds (with the exception of the RVW Common Stock Fund) in accordance with the participant's investment election in effect at the time the payments are made.

   At December 31, 1993, there were a total of 768 employees participating in the Plan. They participated in one or more of the funds as follows: 311 in the U.S. Government Securities Fund, 333 in the IDS Stock Fund, 401 in the IDS New Dimensions Fund, 270 in the IDS Blue Chip Advantage Fund, 260 in the Asset Allocation Fund, 378 in the IDS Trust Income Fund II, and 15 in the RVW Common Stock Fund. Additionally, 94 participants had loans outstanding through the loan account at December 31, 1993.

                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------


2. Transfer to Successor Trustee:
   -----------------------------

   On January 5, 1993, 736 Plan participants with accounts having market values totalling $3,752,424 were transferred into the newly created (effective on January 1, 1993) Riverwood International Corporation Hourly Employees Thrift Plan. Also included are the accounts of participants who transferred to Riverwood during 1993.

3. Summary of Significant Accounting Policies:
   -------------------------------------------

   Investments in the funds are stated at current values based upon the following:

     U.S. Government          original cost plus accrued income.
      Securities Fund

     IDS Stock Fund           quotations obtained directly from the
                              participating mutual funds.

     IDS New Dimensions Fund  quotations obtained directly from the participating mutual funds.

     IDS Blue Chip Advantage  quotations obtained directly from the
      Fund                    participating mutual funds.

     Asset Allocation Fund    quotations obtained directly from the
                              fund's transfer agent.

     IDS Trust Income Fund II current value (cost plus interest less withdrawals plus contributions).

     RVW Common Stock Fund    stock quotations obtained from national securities
                              exchange.

     Loan Account             remaining principal balance of loans (no allowance
                              has been made for uncollectible loans since the loans are collatarized by the account balance of the participants).

   Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1993 and 1992.

                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------



3. Summary of Significant Accounting Policies, continued:
   ------------------------------------------

   Cash totalling $244 is included in cash and accrued income receivable at December 31, 1993 and 1992.

   The Plan does not require collateral or other security to support investments with credit risk.

   The Plan presents in the statements of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Certain prior year information has been reclassified to conform with the current presentation format.

4. Investments:
   ------------

   The number of units and market value per unit at December 31, were as follows:

                                                1993           1992
                                                ----           ----
   U.S. Government Securities Fund*
   -------------------------------
     Units                                       641,575  1,717,582
     Market value per unit                        $ 1.00     $ 1.00

   IDS Stock Fund*
   ---------------
     Units                                        26,381     32,962
     Market value per unit                        $19.72     $19.04

   IDS New Dimensions Fund*
   -----------------------
     Units                                        52,024     52,409
     Market value per unit                        $14.34     $13.21

   IDS Blue Chip Advantage Fund*
   ----------------------------
     Units                                        47,790     51,481
     Market value per unit                        $ 6.37     $ 6.13

   Asset Allocation Fund*
   ---------------------
     Units                                        29,862     33,048
     Market value per unit                        $15.17     $14.95

   IDS Trust Income Fund II*
   ------------------------
     Units                                        71,791    126,583
     Market value per unit                        $13.78     $13.00

                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------



4. Investments, continued:
   -----------

                                                                1993      1992
                                                              --------  --------

   RVW Common Stock Fund
   ---------------------
     Units                                                         680     2,730
     Market value per unit                                      $11.91     $9.71

   Loan Account
   ------------
     Remaining principal balance, at cost                     $141,651  $198,869
      (approximates market)

* Represents at least 5% of net assets available for benefits at December 31, 1993

5. Contributions, Eligibility and Vesting:
   --------------------------------------

   Pre-tax Contributions - An eligible employee may contribute to the Plan
   ---------------------
   through a reduction in wages on a pre-tax basis (a "401(k)" Plan), depending on each participating location's collective bargaining agreements, from 1% to 6% of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

   After-tax Contributions - Employees may elect to contribute 1% to 10% (in
   -----------------------
   increments of 1%) of wages on an after-tax basis regardless of the percentage of pre-tax contributions.

   Company Contributions - The Company contribution is based upon fixed matches,
   ---------------------
   also pursuant to collective bargaining agreements. Voluntary after-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

   Eligibility - Full-time hourly employees may become participants of the Plan
   -----------
   upon completing one year of service or immediately upon reemployment if previously an eligible employee. If the employee is not a permanent full-time employee, such employee becomes eligible to participate after completing at least 1,000 hours and one year of service.

   Vesting - Employee contributions and earnings thereon vest to the participant
   -------
   immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.


                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------



6. Withdrawals and Forfeitures and Loans:
   -------------------------------------

   Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2 or furnishes satisfactory proof of financial hardship.

   If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and earnings. Forfeitures serve to reduce future contributions of the Company. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

   A participant who retires or becomes disabled can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

   Subsequent to withdrawal, Company contributions are suspended for the greater of three months or the time period during which the employee does not make contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

   The Plan's loan provisions allow a participant to borrow up to specified limits of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate.



                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------



7. Tax Status:
   ----------

   The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on December 28, 1992 for a determination as to whether the Plan meets the qualification requirements of
   Section 401(a) of the Internal Revenue Code of 1986, as amended, with respect to the Plan's amendments and restatements resulting from the Plan's transfers to Riverwood's trustee (see Note 2). On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

8. Termination of the Plan:
   -----------------------

   It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

9. Administrative Expenses Paid by Company:
   ---------------------------------------

   The Company paid approximately $22,000, $26,000, and $27,000 in 1993, 1992, and 1991, respectively, of administrative expenses to the Plan's trustee on behalf of the Plan, which are not included in the financial statements.



                                   Continued

                                MANVILLE HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              --------------------



10.Subsequent Events:
   -----------------

   Effective April 1, 1994, the Plan's recordkeeping and trustee responsibilities were transferred to Fidelity Institutional Retirement Services Company ("Fidelity"). The following Fidelity mutual funds will be available as investment options: Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio and the International Growth & Managed Income Portfolio Fund. The Income Fund will also be managed by Fidelity as the Managed Income Portfolio. Participants elected from these new funds where their existing account balances were transferred and future contributions will be directed. Activity, such as loans and fund transfers, was suspended for the existing funds from March 28, 1994 through mid to late May 1994. The transfer of existing account balances into the Fidelity funds was completed on April 4, 1994. The reallocation elections of existing account balances to the Fidelity funds did not include the RVW Common Stock Fund. This fund was also moved to Fidelity on April 4, 1994.

   The Plan has also been amended to allow, subject to collective bargaining, the increase of pre-tax contributions of up to nine percent (eight percent for highly compensated employees) while decreasing maximum after-tax contributions to seven percent. Contributions will now be credited to participants' accounts twice a month (previously credited once a month).

   Effective April 1, 1994, the Plan will legally be known as the Schuller Hourly Employees Thrift Plan.